SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549


                                             FORM 11-K
                                             (Mark One)
                         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                               OF THE SECURITIES EXCHANGE ACT OF 1934
                                         (No Fee Required)

                                For The Year Ended December 31, 2002
                                                or
                       [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                             OF THE SECURITIES EXCHANGE ACT OF 1934
                                         (No Fee Required)

                                    Commission File Number 1-79

   A.  Full title of the plan if different from that of the issuer named below:

                             THE MAY DEPARTMENT STORES COMPANY
                                    PROFIT SHARING PLAN

          B.  Name of issuer of securities held pursuant to the plan and the address of its principle executive office:

                             THE MAY DEPARTMENT STORES COMPANY
                                     611 Olive Street
                                   St. Louis, MO  63101

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND EXHIBITS

Listed below are all financial statements and exhibits filed as part of this annual report on Form 11-K:
                                                                            Page of this
       Financial Statements                                                   Form 11-K

Report of Deloitte & Touche LLP, Independent Auditors                             3

Report of Arthur Andersen LLP, Independent Auditors                               4

Financial Statements of the Plan:
  Statements of Net Assets Available for Benefits-December 31, 2002 and
    2001                                                                          5

  Statements of Changes in Net Assets Available for Benefits for the Years
    Ended December 31, 2002 and 2001                                              6

  Notes to Financial Statements and Schedules                                     7

  Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
    as of December 31, 2002                                                       16

  Form 5500, Schedule G, Part III-Schedule of Nonexempt Transactions for
    the Year Ended December 31, 2002                                              21

                      Exhibits

Exhibit 23-Consent of Independent Auditors                                        22

Exhibit 23.2-Potential Limitation of Remedies Against Arthur Andersen LLP         23

Exhibit 99.1-Certification Pursuant to Section 906 of
  the Sarbanes-Oxley Act of 2002                                                  24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The May Department Stores Company Profit Sharing Plan had duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         THE MAY DEPARTMENT STORES COMPANY
                                         PROFIT SHARING PLAN
                                         By:  The May Department Stores Company
Date:  June 30, 2003                     By: /s/ Thomas D. Fingleton
                                                 Thomas D. Fingleton
                                                 Executive Vice President and
                                                 Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Retirement Committee of the Board of Directors
The May Department Stores Company

We have audited the accompanying statement of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 22, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 20, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee of the Board of Directors of The May Department Stores Company:

We have audited the accompanying statements of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

St. Louis, Missouri
March 22, 2002

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(In thousands)
                                                                        2002           2001
ASSETS:
  Investments, at fair value:
    The May Department Stores Company:
      ESOP preference stock                                         $  409,395   $    707,837
      Common stock                                                     306,322        537,983
    Commingled equity index funds                                      179,627        209,364
    Short-term investments                                             122,365         95,794
    U.S. government securities                                          54,515         41,996
    Fixed income investments                                            32,459         24,501
    Loans to members                                                         4              8

           Total investments                                         1,104,687      1,617,483

  Other assets:
    Dividends and interest receivable                                    1,548          1,289
    Receivable-withholdings of member contributions                      1,157          2,737
    Receivable-employer contribution for David's Bridal Plan               488              -
           Total assets                                              1,107,880      1,621,509

LIABILITIES:
  Notes payable                                                        151,647        203,964
  Accrued interest payable                                               2,146          3,152
  Net amount payable for investment securities transactions
    and other                                                            8,676          6,325
  Accrued administrative expenses                                          784          1,326

           Total liabilities                                           163,253        214,767

NET ASSETS AVAILABLE FOR BENEFITS                                   $  944,627   $  1,406,742

See notes to financial statements.

                                       5

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands)
                                                                           2002            2001
ADDITIONS:
  Contributions:
    Member                                                             $   99,290      $   93,672
    Employer ESOP contribution                                             50,191          43,428
    Transfers from merged plans                                             7,439           5,086
           Total contributions                                            156,920         142,186

  (Depreciation)/appreciation in fair value of investments:
    The May Department Stores Company:
      ESOP preference stock                                              (259,866)         82,548
      Common stock                                                       (198,621)         64,205
    Commingled equity index fund                                          (49,569)        (27,319)
    U.S. government securities                                              1,884             868
    Fixed income investments                                                1,100             288
           Total (depreciation)/appreciation in fair value
             of investments                                              (505,072)        120,590

  Investment income:
    Dividends                                                              34,106          35,661
    Interest                                                                6,777           7,833
           Total investment income                                         40,883          43,494

           Total additions, net depreciation                             (307,269)        306,270

DEDUCTIONS:
  Benefits paid to members                                               (134,924)       (122,514)
  Interest expense                                                        (14,354)        (18,551)
  Administrative expenses                                                  (5,392)         (4,874)
  Cash dividend payments to members                                          (176)              -

           Total deductions                                              (154,846)       (145,939)

(DECREASE) INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                                 (462,115)        160,331

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year                     1,406,742       1,246,411

NET ASSETS AVAILABLE FOR BENEFITS-End of year                         $   944,627      $1,406,742


See notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.  DESCRIPTION OF THE PLAN

The following description of The May Department Stores Company Profit Sharing Plan (the "Plan") is provided for financial statement purposes only. Members should refer to the Plan document and Summary Plan Description dated November 2002 for more complete information.

    General

    The Plan is a defined contribution profit sharing plan. The Plan covers eligible associates of The May Department Stores Company, a Delaware corporation ("May"), and its subsidiaries or affiliates who elect to participate in the Plan. An associate's membership in the Plan is voluntary.

    Eligible Associates

    An associate is eligible to join the Plan upon becoming a member of The May Department Stores Company Retirement Plan. In general, associates employed by May or any of its subsidiaries or affiliates (excluding associates of After Hours Formalwear, Inc., foreign national associates working in foreign countries and certain members of collective bargaining units) become members of the May Retirement Plan upon attaining age 21 and working for at least one year in which they are paid for 1,000 hours or more.

    ESOP Feature

    In 1989, the Plan was amended and restated to add an Employee
    Stock Ownership Plan ("ESOP") feature and acquired 788,955 shares of convertible preferred stock of May (the "ESOP Preference Shares"). Each ESOP Preference Share cost $507, has a guaranteed minimum value of $507, receives a fixed annual dividend of $38.03 and is convertible into 33.78747 shares of May common stock. The acquisition of the ESOP Preference Shares was financed with the proceeds of a private placement to a group of institutional investors for an aggregate principal amount of $400 million (the "ESOP Loans") (see Note 5).

    The ESOP Loans are repaid by the Plan from the following sources in the following order: (a) dividends from May on ESOP Preference Shares previously allocated to members; (b) dividends from May on unallocated
    ESOP Preference Shares; and (c) contributions by May. During the term of the ESOP Loans, the ESOP Preference Shares which have not been allocated to members' company accounts serve as collateral for the ESOP Loans. The ESOP Loans are guaranteed by May.

    ESOP Preference Shares are initially held by the Plan in an Unallocated account. As ESOP Loans are repaid, ESOP Preference Shares are released to a suspense account pending allocation to the members' ESOP Preference Fund accounts in satisfaction of the required dividend and employer allocation. In November 2001, the Plan was amended to provide that the May Common Stock Fund is an ESOP pursuant to Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the May Common Stock Fund to elect to either reinvest May common stock dividends into their Plan accounts or to receive these dividends in cash each quarter.

    Contributions

    Plan members may contribute 1% to 25% (1% to 15% for "highly compensated associates") of their pay as defined by the Plan. Contributions may be made prior to federal and certain other income taxes pursuant to
    Section 401(k) of the Internal Revenue Code.

    The employer allocation is variable and discretionary. Generally, the Employer allocation for each Plan year is determined by multiplying a base matching rate times members' basic contributions (generally, contributions up to 5% of pay each paycheck), reduced by forfeitures, one-third of annual dividends with respect to the ESOP Preference Shares, as defined, administrative expenses and excess ESOP allocations from prior Plan years (to the extent such amounts have not been previously used to reduce employer allocations for earlier Plan years).

    The base matching rate is determined as follows: In the event May has diluted earnings per share ("EPS") of its common stock for its most recent fiscal year ("current year") resulting in a 6.0% increase over the EPS for the fiscal year immediately preceding the current year, the base matching rate will be 50%. For each percentage point increase over 6.0% or decrease below 6.0%, there is a 1.25 percentage point increase in or decrease from the 50% base matching rate.

    ESOP Preference Shares are allocated to associates' accounts at their original cost to the Plan of $15.01 per common share equivalent. Because the ESOP Preference Shares are convertible into May common stock, the ESOP Preference Shares are worth more than original cost when the market value of May common stock is higher than $15.01 per share. This market value of the employer allocation (including any supplemental contributions), divided by associates' matchable contributions, is the effective matching rate. The Plan's effective matching rate was 46% and 56% for the 2002 and 2001 Plan years, respectively.

    If the effective matching rate for a Plan year exceeds 100%, only ESOP Preference Shares are used for the employer allocation and no May common shares are contributed as a supplemental contribution. The effective matching rate is also limited to 2.0 times the base matching rate. The base matching rate formula may be adjusted at any time for unusual events including discontinued operations, accounting changes, or items of extraordinary gain or loss.

    If the guaranteed minimum value of the ESOP Preference Shares allocated to members' company accounts as a result of the ESOP Loan payments (principal and interest) for a year is less than the employer allocation, then May makes supplemental contributions to the Plan for the difference. Supplemental contributions can be made either in shares of May common stock or cash.

    If the guaranteed minimum value of the ESOP Preference Shares released for allocation to members' company accounts as a result of the ESOP Loan payments is greater than the required employer allocation, any "excess" would be applied (in accordance with applicable law) to satisfy required employer allocations in future Plan years.

    Investments

    Members' contributions may be invested in any of seven participant-directed investment funds:

          Money Market Fund - Invests in the Bank of New York Collective Short-Term Investment Fund which invests in short-term
          (less than one year)obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

          Bond Index Fund - Invests primarily in corporate, U.S. Government, federal agency and certain foreign government securities that make up the Lehman Intermediate Government/Credit Bond Index. The Lehman Intermediate Government/Credit Bond Index represents the combined overall performance of intermediate-term, fixed income securities that have maturities ranging from one to 10 years, with an average maturity of four years.

          Balanced Equity/Bond Fund - Invests in the S&P 500 Equity Index
          Fund and the Bond Index Fund, with a current targeted investment allocation of approximately 60% to the S&P 500 Equity Index Fund and 40% to the Bond Index Fund. The fund is rebalanced by the Plan's Trustee at the end of each calendar quarter.

          S&P 500 Equity Index Fund - Invests primarily in the Collective Daily Stock Index Fund, a collective trust which invests in the common stock of corporations that make up the Standard & Poor's 500 Composite Stock Price Index. This index represents the composite performance of 500 major stocks in the United States. Investment mix is determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion than smaller corporations.

          Russell 2000 Equity Index Fund - Invests primarily in the Daily Russell 2000 Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Russell 2000 Index. This Index is commonly used to represent the small market capitalization (small company) segment of the U.S. equity market. Investment mix is determined based on the relative market size of 2,000 corporations, with larger corporations in this group making up a higher proportion than smaller corporations.

          International Equity Index Fund - Invests primarily in the Northern Institutional International Equity Index Portfolio, a mutual fund which invests in the common stock of corporations that make up the Morgan Stanley Capital International Europe, Australasia and Far East Index. Investment mix is determined based on the relative country weights within the Index, with securities issued in countries having larger economies making up a higher proportion than countries with smaller economies.

          May Common Stock Fund - Invests primarily in May common stock.

    The Balanced Equity/Bond Fund, Russell 2000 Equity Index Fund and International Equity Index Fund are new investment funds that were established November 7, 2002.

    Employer fund allocations and supplemental contributions are initially invested in the ESOP Preference Fund and the May Common Stock Fund, respectively. The employer allocation to the Plan for the year ended December 31, 2002, was made in May 2003 and was be in the form of 34,043 ESOP Preference Shares.

    The investments are exposed to various risks such as interest rate, credit overall market volatility, political, currency and regulatory risks. Further,due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

    Vesting

    The method of calculating vesting service is the elapsed time method. Elapsed time is measured by calculating the time which has elapsed between the member's hire date and retirement date/termination date (excluding certain break-in-service periods). Plan members are 100% vested in May common stock dividends earned in their Company accounts after January 1, 2002. Plan members are vested in the remainder of their Company accounts in accordance with the following schedule:



                                                       Vesting Percentage
                                                    Prior to      Effective
    Years of Vesting Service                      January 2002   January 2002

    Less than 2 years                                      0 %           20 %
    3 years                                               20 %           40 %
    4 years                                               40 %           60 %
    5 years                                               60 %           80 %
    6 years                                               80 %          100 %
    7 years or more                                      100 %          100 %


    Plan members are always fully vested in the value of their member accounts.

    Payment of Benefits

    Amounts in a member's account and the vested portion of a member's Company account may be distributed upon retirement, death, disability or termination of employment. Distributions from the May Common Stock Fund and ESOP Preference Fund are made in shares of May common stock or cash. All other distributions are made in cash.

    Administration of the Plan

    The Plan is administered by a committee
    consisting of at least five persons appointed by May. An administrative subcommittee has the general responsibility for administration of the Plan and an investment subcommittee establishes and monitors investment policies and activities. The assets of the Plan are held in a trust for which The Bank of New York is the Trustee.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Investments

    The Plan's investments in common stock, U.S. government securities and fixed income securities are stated at fair value based on publicly reported price information. Investments in commingled equity index funds are stated at fair value as determined by the investment manager. Each ESOP Preference Share is valued at the greater of (a) the guaranteed minimum value (original cost) of $507 per share (plus accrued dividends) or
    (b) a conversion value equal to the market price of May common stock multiplied by the conversion rate for each ESOP Preference Share. As of December 31, 2002 and 2001, the ESOP Preference Shares were valued at their conversion values of $776 and $1,249, respectively.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses are recorded using the average cost method.

    Federal Income Taxes

    The Trust established under the Plan to hold the Plan's assets is qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code and accordingly, the Trust's net investment income is exempt from income taxes. The Plan has received a favorable tax determination letter dated October 9, 2002. The Plan has been amended since receiving the determination letter. The Plan administrators believe that the amendments do not affect the tax-exempt status of the Plan.

    Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts are not taxable to the members until distributions are made.

    Administrative Expenses

    All administrative expenses (including the allocable portion of expenses for data processing services, and salaries and benefits for associates providing services to the Plan) are paid by the Plan. May allocated approximately $1,300,000 and $1,150,000 in administrative expenses to the Plan in 2002 and 2001, respectively.

    Valuation of the Trust

    Effective November 7, 2002, the Plan was amended to provide for daily valuations of participant accounts. Previously, accounts were valued as of each calendar month-end.

    The value of the ESOP Preference Fund is determined based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value. The unit values of the other investment funds are determined by dividing the market value of the particular investment fund by the total number of units outstanding in all member accounts in such investment fund. As of each succeeding valuation date, the value of each fund is redetermined and account balances in each fund are adjusted as follows:

    (a) All payments made from an account (except for the ESOP Preference Fund are valued based on the unit value as of the distribution date. Payments from the ESOP Preference Fund are valued based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the distribution date.

    (b) Member contributions during a calendar month are invested initially in the Plan in a short-term investment fund, and are credited to the chosen investment funds with accrued interest on the 21st of the following calendar month. An equivalent number of additional units are credited to the appropriate accounts in such investment fund based on the unit value on the 21st. Employer allocations of ESOP Preference Shares are valued at the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the allocation date.

    (c) In the event that a member's employment is terminated and a portion of such member's Company account has been forfeited, the forfeited units or ESOP Preference Shares shall be cancelled as of the last day of the Plan year. The dollar amount of such forfeited units or ESOP Preference Shares is reallocated among the remaining members of the Plan as of the last day of the Plan year in the same manner as the employer allocation for such year.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year. Actual results could differ from those estimates.

    Transfers from Merged Plans

    On July 31, 2002, the David's Bridal 401(k) Plan ("David's Bridal
    Plan") was merged with the Plan. All assets in the David's Bridal Plan were liquidated and transferred to the Plan from July 31, 2002, through the period ending August 29, 2002. The 2002 employer allocation attributable to David's Bridal Plan member contributions through the merger date was $488,000, and was contributed to the Plan in May 2003.

    Effective January 1, 2001, the Zions Cooperative Mercantile Institution 401(k) Plan ("ZCMI Plan") was merged with the Plan. During the 2000 Plan year, associates with accounts in the ZCMI Plan were permitted to transfer their accounts to the Plan. All assets remaining in the ZCMI Plan were transferred to the Plan effective January 1, 2001.

3.  INVESTMENTS

    The fair value of the Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows (dollars in thousands):



                                              December 31, 2002                    December 31, 2001
                                        Number of Shares       Fair            Number of Shares      Fair
                                          or Principal        Value            or Principal        Value
ESOP Preference Stock:
  Unallocated (nonparticipant-
    directed)                                181,078       $  140,596            229,150       $  286,314

  Member allocated (non-
    participant-directed through
    November 6, 2002)                        346,195          268,799            337,364          421,523
           Total                             527,273       $  409,395            566,514       $  707,837

May Common Stock:
  Nonparticipant-directed                          -       $        -          3,733,002       $  138,046
  Participant-directed                    13,329,909          306,322         10,814,939          399,937
           Total                          13,329,909       $  306,322         14,547,941       $  537,983

Northern Trust Collective Daily
  Stock Index Fund                         7,669,613       $  175,635          7,123,604       $  209,364

The Bank of New York
  Collective Short-Term
  Investment Fund-Master Notes           122,364,848       $  122,365         95,794,505       $   95,794


At December 31, 2002, the Plan beneficially owned May's Common Stock and May's
ESOP Preference Shares, representing 10% of the voting power of the Company.


4.  NONPARTICIPANT-DIRECTED NET ASSETS

    Effective November 7, 2002, the Plan was amended to allow all investments in the May Common Stock Fund and ESOP Preference Fund (allocated accounts) to be participant-directed. Previously, only investments in these funds allocated to participants over the age of 55 were eligible to be transferred to other funds. The change in net assets below includes all activity in these funds through December 31, 2002. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows
    (dollars in thousands):



                                                                                December 31,
                                                                            2002            2001
    Investments:
      ESOP Preference Stock                                           $    140,596      $  707,837
      May Common Stock                                                        -            138,046
      Short-term investments                                                 3,765             515

    Total investments                                                      144,361         846,398

    Note payable                                                          (151,647)       (203,964)
    Employer allocation                                                    (26,432)              -
    Accrued interest payable                                                (2,146)         (2,886)
    Other                                                                        5            (831)

                                                                      $    (35,859)     $  638,717


                                                                           Year Ended December 31,
                                                                             2002           2001

    Changes in net assets:
      Employer ESOP contributions                                      $    50,191      $   43,428
      Net (depreciation) appreciation in fair value of investments        (316,078)        117,737
      Dividends                                                             23,844          23,793
      Interest income                                                           46              58
      Benefits paid to participants                                        (43,222)        (34,463)
      Interest expense                                                     (14,354)        (18,551)
      Administrative expenses                                                 (848)           (873)
      Transfers to participant-directed investments                       (361,451)         (8,090)

                                                                       $  (661,872)     $  123,039


    At December 31, 2001, the nonparticipant-directed May Common Stock Fund and ESOP Preference Funds (allocated accounts) included approximately $50.6 million and $124.5 million, respectively, attributable to participants over the age of 55. These amounts were eligible for transfer to other funds at the discretion of the participants.

5.  NOTES PAYABLE

    Notes payable as of December 31 consisted of the following
    (dollars in thousands):

                                                              2002        2001
    ESOP notes payable-Series B, 8.49%, due April 30, 2004   $  151,647  $  203,964

    The scheduled principal payments for the Series B ESOP notes payable for the remaining two years are as follows: 2003, $60,787,000; and 2004, $90,860,000. As of December 31, 2002 and 2001, the estimated fair value of the ESOP notes payable was approximately $163,102,000 and $234,212,000, respectively.

6.  RELATED PARTIES

    Certain plan investments are shares of The Bank of New York Collective Short-Term Investment Fund. The Bank of New York is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest. In addition, the Plan paid the Trustee approximately $732,000 and $765,000 in administrative expenses as trustee fees in 2002 and 2001, respectively.

7.  RECONCILIATION TO FORM 5500

    As of December 31, 2002 and 2001, the Plan had approximately $6,783,000 and $10,364,000, respectively, of pending distributions to participants. These amounts are included in net assets available for benefits. For reporting on the Plan's Form 5500, these amounts will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits. The following table reconciles the financial statements to the Form 5500 which will be filed by the Plan for the Plan years ended December 31, 2002 and 2001 (dollars in thousands):


                                                                            2002
                                                           Benefits                    Net Assets
                                                          Payable to      Benefits      Available
                                                         Participants       Paid       for Benefits

      Per 2002 financial statements                       $      -     $   134,924     $    944,139
      Pending benefit distributions-December 31, 2002        6,783           6,783           (6,783)
      Pending benefit distributions-December 31, 2001            -         (10,364)               -

      Per 2002 Form 5500                                  $  6,783     $   131,343     $    937,356

                                                                            2001
                                                           Benefits                     Net Assets
                                                          Payable to      Benefits       Available
                                                         Participants       Paid       for Benefits

      Per 2001 financial statements                       $      -      $  122,514     $  1,406,742
      Pending benefit distributions-December 31, 2001       10,364          10,364          (10,364)
      Pending benefit distributions-December 31, 2002            -         (10,117)               -

      Per 2001 Form 5500                                  $ 10,364      $  122,761     $  1,396,378


8. DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

    May reserves the right to terminate the Plan, in whole or in part, at any time. If an employer shall cease to be a participating employer in the Plan, the accounts of the members of the withdrawing employer shall be revalued as if such withdrawal date were a valuation date. The Plan Committee is then to direct the Trustee either to distribute the accounts of the members of the withdrawing employer as of the date of such withdrawal on the same basis as if the Plan had been terminated, or to deposit in a trust established by the withdrawing employer, pursuant to a plan substantially similar to the Plan, assets equal in value to the assets allocable to the accounts of the members of the withdrawing employer.

    If the Plan is terminated at any time or contributions are completely discontinued and May determines that the Trust shall be terminated, the members' Company accounts shall become fully vested and nonforfeitable, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to members.

    If the Plan is terminated or contributions completely discontinued but May determines that the Trust shall be continued pursuant to the terms of the Trust agreement, no further contributions shall be made by members or the employer and the members' Company accounts shall become fully vested, but the Trust shall be administered as though the Plan were otherwise in effect.
                                       * * * * * *

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002
(Cost and Fair Value in Thousands)

Employer #:  43-1104396
Plan #:  003
                                                                         (c)
                                                                      Number of
                                                                      Shares or                       (e)
                         (b)                                          Principal         (d)           Fair
(a)               Identity of issue                                     Amount          Cost          Value

   ESOP PREFERENCE STOCK:
 *   The May Department Stores Company ESOP
       Preference Stock:
         Unallocated                                                    181,078     $   91,807     $  140,596
         Allocated                                                      346,195        176,341        268,799
              ESOP Preference Stock Total                                              268,148        409,395

   MAY COMMON STOCK:
 *   The May Department Stores Company Common Stock                  13,329,909        286,490        306,322

   COMMINGLED EQUITY INDEX FUNDS:
     Northern Trust Collective Daily Stock Index Fund                 7,669,613        242,369        175,635
     Daily Russell 2000 Equity Index Fund                               141,343          2,424          2,399
     Northern Institutional International Equity Index Portfolio        216,200          1,638          1,593
              Commingled Equity Index Funds Total                                      246,431        179,627

   SHORT-TERM INVESTMENTS:
 *   The Bank of New York Collective Short-Term Investment
       Fund-Master Notes                                            122,364,848        122,365        122,365

   U.S GOVERNMENT SECURITIES:
     U.S. Treasury Notes:
       6.5%, due 10/15/06                                             4,550,000          5,171          5,227
       5.75%, due 8/15/03                                             3,750,000          3,795          3,854
       6.875%, due 5/15/06                                            1,445,000          1,595          1,663
       5.625%, due 5/15/08                                            1,050,000          1,106          1,191
       5.75%, due 8/15/10                                               405,000            434            466
       5.0%, due 8/15/11                                              4,350,000          4,661          4,770
       6.625%, due 5/15/07                                            6,385,000          6,974          7,452
       13.75%, due 8/15/04                                              525,000            810            629
       5.25%, due 5/15/04                                             6,250,000          6,346          6,584
              Total U.S. Treasury Notes                                                 30,892         31,836



                                                                             (Continued)


                                                                (c)
                                                             Number of
                                                             Shares or                         (e)
                         (b)                                 Principal         (d)             Fair
(a)               Identity of issue                            Amount          Cost            Value

   U.S. GOVERNMENT SECURITIES (Continued):
     U.S. Government Agency Securities:
       Federal National Mortgage Association:
         7.0%, due 7/15/05                                  6,785,000     $    7,303      $     7,608
         6.0%, due 5/15/08                                    800,000            829              906
       Federal Home Loan Mortgage Corp.:
         5.75%, due 4/15/08                                 5,000,000          5,569            5,612
         6.0%, due 6/15/11                                  1,470,000          1,639            1,665
         6.22%, due 3/24/03                                   200,000            181              202
         6.25%, due 7/15/04                                 5,000,000          5,329            5,356
         6.625%, due 9/15/09                                  750,000            883              880
       Interamerican Development Bank-5.75%,
         due 2/26/08                                          400,000            398              450
              Total U.S. government agency securities                         22,131           22,679

              U.S. Government Securities Total                                53,023           54,515

     FIXED INCOME INVESTMENTS:
       Bank Corporate Bonds:
         Bank America Corp., 7.125%, due 9/15/06              400,000            438              456
         Bayerische Landesbank, 5.875%, due 12/01/08          450,000            450              488
         Morgan JP & Co., Inc., 5.75%, due 2/25/04            300,000            310              313
         Morgan JP & Co., Inc., 6.7%, due 11/1/07             150,000            161              165
         National Australia, 8.6%, due 5/19/10                450,000            449              567
         Wachovia, 6.25%, due 8/4/08                          500,000            541              554
         Wells Fargo & Co., 7.25%, due 8/24/05                400,000            437              449
              Total bank corporate bonds                                       2,786            2,992

       Finance and Insurance Corporate Bonds:
         Allstate Corp., 7.2%, due 12/1/09                    300,000            344              348
         Assoc. Corp. of NA., 5.8%, due 4/20/04               650,000            648              682
         AXA Financial, Inc., 7.75%, due 8/1/10               400,000            427              453
         Boeing Cap Corp., 6.1%, due 3/1/11                   200,000            200              207
         Citigroup Inc., 7.375%, due 4/2/07                   325,000            336              354
         Citigroup Inc., 7.25%, due 10/1/10                   300,000            340              348
         Credit Suisse First Boston USA, 6.125%, due 11/15/11 300,000            297              313
         Devon Fing Corp. ULC, 6.875%, due 9/30/11             80,000             80               89
         EOP OPER LTD, 8.375%, due 3/15/06                    150,000            162              169
         Ford Motor Credit Co., 6.875%, due 2/1/06            200,000            196              200
         Ford Motor Credit Co., 7.375%, due 10/28/09          200,000          1,223            1,189
         General Electric Cap., 8.85%, due 4/1/05             300,000            364              341
         General Electric Cap., 5.875%, due 2/15/12           750,000            801              802

                                                                            (Continued)




                                                                (c)
                                                             Number of
                                                             Shares or                      (e)
                         (b)                                 Principal          (d)        Fair
(a)               Identity of issue                            Amount           Cost       Value

   FIXED INCOME INVESTMENTS (Continued):
     Finance and Insurance Corporate Bonds (Continued):
       General Mills Inc., 5.125%, due 2/15/07                350,000      $     349      $      372
       General Motors Accep., 6.75%, due 1/15/06              600,000            616             621
       Goldman Sachs Group, Inc., 6.875%, due 1/15/11         250,000            255             279
       Goldman Sachs Group, Inc., 6.65%, due 5/15/09          150,000            164             165
       Household Finance Corp., 5.75%, due 1/30/07            500,000            497             523
       Household Finance Corp., 6.5%, due 1/24/06             650,000            657             692
       Lehman Brothers Hldg., 7.0%, due 2/1/08                150,000            168             170
       Lehman Brothers Hldg., 8.25%, due 6/15/07               80,000             93              94
       Lehman Brothers Hldg., 6.25%, due 5/15/06              350,000            368             383
       Marsh & McLennan Cos., Inc., 6.625%, due 6/15/04       400,000            398             427
       Mellon Finl Co., 6.0%, due 3/1/04                      400,000            389             419
       Merrill Lynch & Co., 6.15%, due 1/26/06                275,000            298             298
       Morgan Stanley Dean Witter, 6.1%, due 4/15/06          400,000            400             436
       National City Bank Louisville, 6.3%, due 2/15/11       200,000            180             219
       Pfizer, Inc., 3.625%, due 11/1/04                      500,000            504             515
       Simon Debartolo Group, 6.875%, due 11/15/06            500,000            498             544
       Toyota Motor Corp., 5.5%, due 12/15/08                 450,000            449             489
       Unilever Cap., 7.125%, due 11/1/10                     125,000            136             148
       Verizon Global, 7.25%, due 12/1/10                     650,000            705             739
       Washington Mutual, 6.875%, due 6/15/11                 400,000            414             449
              Total finance and insurance corporate bonds                     12,956          13,477

     Industrial Corporate Bonds:
       Alcoa, Inc., 5.875%, due 6/1/06                        100,000            100             110
       AOL Time Warner, Inc., 6.125%, due 4/15/06             100,000            100             103
       Atlantic Richfield Co., 5.9%, due 4/15/09              450,000            448             501
       Boeing Cap., 6.5%, due 2/15/12                          60,000             64              64
       Bristol Myers Squibb, 4.75%, due 10/1/06               125,000            125             132
       Burlington Northern, 7.125%, due 12/15/10              400,000            400             462
       Comcast Cable, 6.75%, due 1/30/11                      400,000            376             416
       Comcast Cable, 6.375%, due 1/30/06                     100,000             96             105
       Comcast Cable, 6.875%, due 6/15/09                     200,000            199             213
       Conagra Foods, Inc., 6.0%, due 9/15/06                 600,000            598             657
       Cox Communications, 7.75%, due 11/1/10                 160,000            175             182
       Daimler Chrysler, 6.4%, due 5/15/06                    350,000            360             377
       EOP OPER LTD, 6.75%, due 2/15/12                       100,000            107             107
       General Motors Corp., 7.1%, due 3/15/06                300,000            303             312
       International Business Machine, 5.375%, due 2/1/09     400,000            399             433
       International Paper, 8.125%, due 7/8/05                100,000            111             112
       Kellogg Co., 6.0%, due 4/1/06                          400,000            399             434
       Lockheed Martin, 8.2%, due 12/1/09                     350,000            404             432
       National Rural Utils., 7.25%, due 3/1/12               500,000            507             573

                                                                            (Continued)


                                                               (c)
                                                            Number of
                                                            Shares or                         (e)
                         (b)                                Principal          (d)            Fair
(a)               Identity of issue                           Amount           Cost          Value

   FIXED INCOME INVESTMENTS (Continued):
     Industrial Corporate Bonds:
       Raytheon Co., 6.75%, due 8/15/07                       550,000      $     591      $      610
       SBC Comm., 5.75%, due 5/2/06                           300,000            323             325
       Safeway Inc., 6.5%, due 3/1/11                         200,000            205             218
       Viacom, Inc., 7.70%, due 7/30/10                       150,000            161             178
       Wal-Mart Stores, 6.55%, due 8/10/04                    650,000            665             699
       Weyerhaeuser Co., 6.75%, due 3/15/12                   500,000            526             545

              Total industrial corporate bonds                                 7,742           8,300

     Oil Corporate Bonds:
       Pemex, 9.03%, due 2/15/11                              200,000            225             236
       Phillips Pete Co., 8.75%, due 5/15/10                  600,000            699             751
              Total oil corporate bonds                                          924             987

     Telephone Corporate Bonds:
       AT&T Wireless Sves, Inc., 7.875%, due 3/1/11           200,000            200             201
       Bellsouth Corp., 5.0%, due 10/15/06                    100,000            100             107
       British Telecom Plc., 7.875%, due 12/15/05             300,000            308             338
       Sprint Capital Corp., 7.625%, due 1/30/11              300,000            290             285
       Deutsche Telekom, 8.5%, due 6/15/10                    550,000            600             633
       France Telecom, 7.7%, due 3/1/06                       125,000            125             137
       Royal KPN., 8.0%, due 10/1/10                          200,000            213             234
              Total telephone corporate bonds                                  1,836           1,935

     Utility Corporate Bonds:
       PSEG Pwr., 7.75%, due 4/15/11                           90,000             91              95
       Progress Energy, 7.1%, due 3/1/11                      250,000            272             276
              Total utility corporate bonds                                      363             371

     Asset Backed Securities-
              Continental Airls., 7.918%, due 5/1/10          150,000            132             133

     Transportation Corporate Bonds:
       CXC Corp., 6.25%, due 10/15/08                         350,000            349             389
       Fedex Corp., 6.875%, due 2/15/06                       500,000            504             555
       Union Pac., 6.5%, due 4/15/12                          400,000            399             449
              Total transportation corporate bonds                             1,252           1,393

     Foreign Obligations:
       British Columbia Prov. Canada, 5.375%, due             450,000            448             495
       Hydro-Quebec Debenture, Series IF, 7.375%,
         due 2/1/03                                           150,000            161             151

                                                                            (Continued)


                                                              (c)
                                                           Number of
                                                           Shares or                          (e)
                        (b)                                Principal           (d)            Fair
(a)              Identity of issue                           Amount           Cost            Value

   FIXED INCOME INVESTMENTS(Continued):
     Foreign Obligations:
       Province of Ontario, Canada Debenture, 7.375%,
         due 1/27/03                                        400,000        $     415      $      402
       Finland Rep NT, 7.875%, due 7/28/04                  225,000              230             246
       Republic of Italy, 7.25%, due 2/7/05                 400,000              409             441
       United Mexican STS S/T/N, 8.375%, due 1/14/11        700,000              752             791
              Total foreign obligations                                        2,415           2,526

     Miscellaneous-ERAC USA Fin. Co., 8.0%,
       due 1/15/11                                          300,000              300             345

              Fixed Income Investments Total                                  30,706          32,459

 * LOANS TO MEMBERS (Interest rates range
     from 9.75% to 10.5%)                                                          4               4

   TOTAL ASSETS HELD AT DECEMBER 31, 2002                               $  1,007,167    $  1,104,687


   * Also a party-in-interest.                                            (Concluded)




THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
(In Thousands)


Employer #:  43-1104396
Plan #:  003


        (a)                     (b)                      (c)                         (h)            (i)
                                                  Description of
                         Relationship to       Transaction Including
                            to Plan,           Maturity Date, Rate of                             Current
    Identity of         Employer or Other     Interest, Collateral and             Cost of        Value of
   Party Involved       Party-in-Interest      Par or Maturity Value                Asset          Asset

The May Department      Sponsor               Following the Plan's merger       $  163,065     $  164,273
  Stores Company                              with the David's Bridal 401(k)
                                              Plan on July 31, 2002, assets
                                              which were mistakenly
                                              contributed as an employer
                                              contribution to the David's
                                              Bridal 401(k) Plan, were
                                              Returned to May, the
                                              sponsor of the merged plans.





                                                                    Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements Nos. 333-00957 and 333-76227 of The May Department Stores Company on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of The May Department Stores Company Profit Sharing Plan for the year ended December 31, 2002.



/s/DELOITTE & TOUCHE, LLP
St. Louis, Missouri
June 27, 2003

                                                                   Exhibit 23.2

POTENTIAL LIMITATION OF REMEDIES AGAINST ARTHUR ANDERSEN LLP

This Annual Report does not include a consent from Arthur Andersen LLP related to the audited 2001 financial statements included in this Annual Report as the company was unable to obtain such written consent after reasonable efforts. The lack of such consent may cause a limitation in the remedies available against Arthur Andersen LLP in connection with the 2001 financial statements.

                                                                  Exhibit 99.1

    Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     In connection with the Annual Report of The May Department Stores Company Profit Sharing Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Eugene S. Kahn, Chairman of the Board and Chief Executive Officer and Thomas D. Fingleton, Executive Vice President and Chief Financial Officer of The May Department Stores Company, each certify, pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350, as adopted), that:

     1. The Report fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Dated: June 30, 2003



/s/ EUGENE S. KAHN                              /s/THOMAS D. FINGLETON
    Eugene S. Kahn                                 Thomas D. Fingleton
    Chairman of the Board and                      Executive Vice President and
    Chief Executive Officer                        Chief Financial Officer


A signed original of this written statement required by Section 906 has been provided to The May Department Stores Company and will be retained by The May Department Stores Company and furnished to the Securities and Exchange Commission or its staff upon request.